

November 28, 2022

Todd Munsey
Chief Financial Officer
Alpha Metallurgical Resources, Inc.
340 Martin Luther King Jr. Blvd
Bristol, Tennessee 37620

>   **Re: Alpha Metallurgical Resources, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed March 7, 2022**
>   **File No. 001-38735**

Dear Todd Munsey:

We have reviewed your November 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 8

1.   We note your response to comment 1. Please revise subsequent filings to include a map of *all* properties, as required under Item 1303 (b)(1) of Regulation S-K. While relying on Item 1303 (b)(2)(iii) of Regulation S-K with respect to your summary disclosure please include a general description of the two properties including production data.

You may contact John Coleman at 202-551-3610 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation